UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.      )

WiderThan Co., Ltd.
(Name of Subject Company)

WiderThan Co., Ltd.
(Name of Person(s) Filing Statement)

American Depositary Shares, as evidenced by American Depositary Receipts, each representing one Common Share
(Title of Class of Securities)

Common Shares, par value (Won) 500 per share
(Title of Class of Securities)

The Common Shares, which are not traded on U.S. markets,
have not been assigned a CUSIP number.
The CUSIP number for the related American Depositary Shares is 967593 10 4
(CUSIP Number of Class of Securities)

WiderThan Americas, Inc.
519 Eighth Avenue, 2nd Floor
New York, New York 10018
Attention: Dan Nemo, Senior Vice President and General Counsel
(212) 391-6668
(Name, Address and Telephone Number of Persons Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 relates is WiderThan Co., Ltd., a chusik hoesa organized under the laws of the Republic of Korea, which we refer to as WiderThan or the company. The principal executive offices of the company are located at 17F, K1 REIT Building, 463, Chungjeong-ro-3-ga Seodaemun-gu, Seoul 120-709, Korea. The telephone number of the principal executive offices of the company is 822-2014-5114/5115.

Securities

The titles of the classes of equity securities to which this Schedule 14D-9 relates are (i) common shares, par value KRW500 per share, of the company, which we refer to as the company shares, and (ii) American Depositary Shares of the company, as evidenced by American Depositary Receipts, each representing one company share, which we refer to as the company ADSs. We refer to the company shares and the company ADSs collectively as the company securities. As of the close of business on September 8, 2006, there were 19,807,216 company shares outstanding (including company shares underlying company ADSs), of which 11,667,019 were held in the form of company ADSs.

Item 2.	Identity and Background of Filing Person.

Name and Address

The name, business address and business telephone number of the company, which is the person filing this Schedule 14D-9 and is also the subject company, are set forth in Item 1 above under the caption “Subject Company Information — Name and Address.”

Tender Offer

This Schedule 14D-9 relates to the tender offer by RN International Holdings, B.V., which we refer to as the offeror and which is a besloten vennootschap and an indirect wholly-owned subsidiary of RealNetworks, Inc., a Washington corporation, which we refer to as RealNetworks or the buyer, disclosed in a Tender Offer Statement on Schedule TO, which may be amended or supplemented from time to time, filed by the offeror and the buyer with the Securities and Exchange Commission, which we refer to as the SEC, on September 29, 2006.

As described in the Schedule TO, the offeror has offered to purchase all of the outstanding company securities at a price of $17.05 per company security, net to the selling shareholders in cash, without interest thereon and less any required withholding taxes, which we refer to as the offer price, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 29, 2006, which we refer to as the offer to purchase, and in the related letter of transmittal, which we refer to as the letter of transmittal. The letter of transmittal, together with the offer to purchase, which we refer to collectively as the offer, may be amended and supplemented from time to time. Copies of the offer to purchase and related letter of transmittal are filed as Exhibits (a)(1) and (a)(2), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

As set forth in the Schedule TO, the offeror’s and the buyer’s principal executive offices are both located at 2601 Elliott Avenue, Suite 1000, Seattle, Washington 98121. The telephone number of the principal executive offices of the offeror and the buyer is 206-674-2700.

The offer is being made pursuant to a combination agreement dated as of September 12, 2006 (as such agreement may be amended and supplemented from time to time and which we refer to as the combination agreement), by and among the buyer, the offeror and the company. The combination agreement provides, among other things, that the offeror will offer to acquire all of the outstanding company securities in an all-cash tender offer for $17.05 per company security, subject to certain conditions. The combination agreement is more fully described in Item 3 of this Schedule 14D-9. A copy of the combination agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Item 3, to the knowledge of the company, as of the date hereof, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the company or its affiliates and either (i) the company’s executive officers, directors or affiliates, or (ii) the buyer, the offeror, or their respective executive officers, directors or affiliates.

Arrangements with Offeror and Buyer

Confidentiality Agreement

On May 15, 2006, the company and the buyer entered into a confidentiality agreement, which we refer to as the confidentiality agreement, containing customary provisions, pursuant to which, among other matters, each party agreed to keep confidential all information furnished to it or its representatives by the other party, to use such material solely for purposes of evaluating and negotiating a possible transaction between the parties and not to disclose the fact that discussions are taking place concerning a possible negotiated transaction between the parties or the status thereof. Each party agreed that neither it nor its affiliates will, unless specifically invited in writing by the other party, directly or indirectly, seek to effect any corporate transaction involving the other party, other than purchases of products in the ordinary course of business, participate in a group (as defined under the Securities Exchange Act of 1934, as amended) with respect to any securities of the other party, seek to influence in any manner the management, the board of directors or policies of the other party, make a request to amend or waive provisions of the confidentiality agreement, or make any public disclosure, or take any action which could require the other party to make any public disclosure with respect to the matters above, for a period of one year from the date of the confidentiality agreement. Subject to specified exceptions, for a period of one year from the date of the confidentiality agreement, each of the company and the buyer agreed not to solicit the employment of or hire any employee of the other party. The obligations set forth in the confidentiality agreement expire on May 15, 2009. The summary of the confidentiality agreement contained herein is qualified by reference to the confidentiality agreement, which is filed herewith as Exhibit (e)(2) and is incorporated herein by reference.

Combination Agreement

The summary of the combination agreement contained in the section of the offer to purchase titled “The Tender Offer — The Transaction Documents” is incorporated herein by reference. The offer to purchase is being mailed to shareholders together with this Schedule 14D-9 and is filed herewith as Exhibit (a)(1). The summary of the combination agreement contained in the offer to purchase, which describes the material terms of the agreement, is qualified by reference to the combination agreement, which is filed herewith as Exhibit (e)(1) and is incorporated herein by reference.

Stockholder Tender and Voting Agreements

As a condition and inducement to the buyer’s willingness to enter into the combination agreement, the buyer entered into stockholder tender and voting agreements, which we refer to as the tender agreements, with certain of the company’s shareholders. The summary of the tender agreements contained in the section of the offer to purchase titled “The Tender Offer — The Transaction Documents” is incorporated herein by reference. The offer to purchase is being mailed to shareholders together with this Schedule 14D-9 and is filed herewith as Exhibit (a)(1). The summary of the tender agreements contained in the offer to purchase, which describes the material terms of the agreements, is qualified by reference to the form of tender agreement, which is filed herewith as Exhibit (e)(3) and is incorporated herein by reference.

Arrangements with Current Executive Officers and Directors of the Company

Interests of Certain Persons

Certain members of the company’s management and the board of directors of the company, which we refer to as the board, may be deemed to have interests in the transactions contemplated by the combination agreement that are different from or in addition to their interests as company shareholders generally. The board was aware of these interests and considered them, among other matters, in approving the combination agreement and the transactions contemplated by the combination agreement.

Cash Consideration Payable Pursuant to the Offer

Officers, directors and affiliates of the company who tender company securities for purchase pursuant to the offer will receive the same cash consideration, on the same terms and conditions, as other shareholders of the company tendering company securities.

As of September 12, 2006, the company’s directors and executive officers owned in the aggregate 826,958 company shares (including company shares underlying company ADSs but excluding company shares issuable upon the exercise of outstanding options). If the directors and executive officers were to tender all of their company securities for purchase pursuant to the offer, and those company securities were purchased by the offeror at the offer price, the directors and executive officers would receive an aggregate of $14,099,634 in cash, without interest and less any required withholding taxes.

Director and Officer Indemnification and Insurance

The company has obtained policies of insurance under which, subject to the limitations of such policies, coverage will be provided to the company’s directors and officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or officer, including claims relating to public securities matters, and to the company with respect to payments which may be made by the company to these officers and directors pursuant to its indemnification obligations or otherwise as a matter of law.

The company has entered into indemnification agreements with certain of the company’s directors under which it agreed to indemnify each of them to the fullest extent permitted by applicable Korean law and other applicable law, from and against all expenses and liabilities arising from any proceeding, to which the indemnitee is or was a party, witness or other participant. In addition, WiderThan Americas, Inc., the company’s wholly-owned subsidiary in the U.S., has entered into indemnification agreements with certain of the company’s directors, all of whom are directors of WiderThan Americas, under which it agreed to indemnify each of them to the fullest extent permitted by the Delaware General Corporation Law and other applicable law, from and against all expenses and liabilities arising from any proceeding, to which the indemnitee is or was a party, witness or other participant. Pursuant to the terms of these indemnification agreements, upon the written request by a director or officer, each of the company and WiderThan Americas will, within 10 days after receipt of the request, advance funds for the payment of expenses, unless there has been a final determination that the director or officer is not entitled to indemnification for these expenses. The description of the indemnification agreements entered into with certain of the company’s directors is qualified in its entirety by reference to the forms of the indemnification agreements filed as Exhibits (e)(4) and (e)(5), which are incorporated herein by reference.

The combination agreement provides that, for a period of ten years after the pre-closing period (as defined below), each of the buyer and the company will, jointly and severally, indemnify to the fullest extent under applicable Korean law for officers and directors of Korean corporations (i) each person who was, as of September 12, 2006, a current or former director or officer of the company or any of its subsidiaries and/or (ii) each person who became a director or officer of the company or any of its subsidiaries during the pre-closing period, which we refer to as the indemnified parties, against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses (including attorneys’ fees) incurred in connection with any action, suit or proceeding arising out of or pertaining to the fact that the indemnified party is or was a director or officer of the company or any of its subsidiaries, whether asserted prior to, at or after the pre-closing period. The pre-closing period is defined in the combination agreement as the period commencing on September 12, 2006 and ending upon the later to occur of the time at which the offer expires, which we refer to as the initial offer closing, and the date upon which the buyer’s designees to the board constitute at least a majority of the members of the board. In addition, each indemnified party will be entitled to advancement of expenses incurred in the defense of any such action, suit or proceeding from each of the buyer and the company.

In addition, for a period of ten years after the pre-closing period, the buyer has agreed to cause the Articles of Incorporation of the company or resolutions adopted by the shareholders of the company to contain provisions with respect to exculpation, indemnification and advancement of expenses of present and former directors and officers of the company and its subsidiaries that are no less favorable in the aggregate as those contained in the Articles of Incorporation of the company or resolutions adopted by the shareholders of the company as in effect prior to the date of the combination agreement.

For a period of ten years after the initial offer closing, the buyer has also agreed to cause the company to maintain the directors’ and officers’ liability insurance maintained by the company as of the date of the combination agreement with respect to matters existing or occurring at or prior to the initial offer closing, which we refer to as the D&O policy; provided that the annual premium is not in excess of 200% of the last annual premium paid by the company for coverage prior to the initial offer closing, which we refer to as the maximum premium; provided, further, that if the D&O policy expires or is terminated, canceled or in excess of the maximum premium during such ten-year period, the buyer has agreed to cause the company to obtain as much directors’ and officers’ liability insurance as possible for the remainder of such period for an annualized premium not in excess of the maximum premium, on terms and conditions that are no less advantageous to the indemnified parties than the D&O policy. The buyer or the company may, in the alternative, purchase a prepaid “tail” insurance policy on the D&O policy for a period of ten years after the initial offer closing, on terms and conditions that are no less advantageous to the indemnified parties than the D&O policy, subject to the maximum premium.

Change of Control Agreements with Current Executive Officers

The company entered into a letter agreement with Sang Jun Park, Representative Director and Chief Executive Officer of the company, dated June 12, 2006, providing that if the company enters into an agreement for a sale transaction while he remains employed by the company, he will receive a bonus payment in an amount equal to 1.5 times his annual base salary plus his expatriate allowance, such payment to be made on the closing of the sale transaction regardless of whether Mr. Park continues to be employed on such date. In addition, Mr. Park’s agreement provides that in the event the company enters into an agreement for a sale transaction while he remains employed by the company, then on the earlier of the closing of the sale transaction or the date of his termination of employment: (i) the company will take reasonable steps to ensure that any unvested stock options vest on a pro rata basis as provided in the stock option agreement governing such award; and (ii) he will be entitled to: (a) a cash payment in an amount equal to 50% of the number of shares under his stock options that are unvested at the time of his termination multiplied by the excess of the acquisition price for the company stock in the sale transaction less the option exercise price; (b) a severance payment in an amount equal to 125% of his annual base salary plus his expatriate allowance; and (c) continued benefits for a fifteen-month period following his termination of employment. Mr. Park’s employment agreement also entitles him to certain payments in the event that the company enters into an agreement for a sale transaction following his termination of employment.

The company also entered into letter agreements with each of Dong Jin Lee, Executive Vice President of the company, Hoseok Kim, Chief Financial Officer of the company, and Dan Nemo, Senior Vice President and General Counsel of the company, dated June 12, 2006, providing that upon the closing of a sale transaction, such officer will receive a bonus payment in an amount equal to 1.5 times his annual base salary. In addition, each employment agreement provides that in the event the officer is terminated without cause or he resigns for good reason within the one-year period following the closing of a sale transaction: (i) the company will take reasonable steps to ensure his unvested stock options vest on a pro rata basis as provided in the stock option agreement governing such award; and (ii) he will be entitled to: (a) a cash payment in an amount equal to 50% of the shares underlying his unvested stock options at the time of his termination multiplied by the excess of the per share acquisition price less the option exercise price; (b) a severance payment in an amount equal to 50% of his annual base salary; and (c) continued coverage, at the company’s expense, under the company’s medical, dental, life insurance and disability plans for a six-month period.

On May 16, 2005, the company entered into an employment agreement with F. Terry Kremian, its Global President, pursuant to which if, following a change in control of the company, the company terminates Mr. Kremian’s employment without cause or Mr. Kremian voluntarily terminates his employment for good reason before the second anniversary of the grant date of options awarded to Mr. Kremian under the agreement, then 50%

of his unvested options shall immediately vest and become exercisable at any time after the second anniversary of the grant date until the seventh anniversary of the grant date, to the extent permitted by Korean law.

On June 28, 2005, the company entered into an employment agreement with Vernon Poyner, Chief Executive Officer of WiderThan Americas, pursuant to which Mr. Poyner is entitled to receive his annual base salary, as well as continued coverage, at the company’s expense, under the company’s medical, dental, life insurance and disability plans, subject to certain limitations, for nine months following his termination by the company without cause or his voluntary termination for good reason pursuant to specified circumstances in the agreement. In addition, in such a case 50% of his unvested stock options granted on that date would immediately vest and become exercisable as of the date of such termination.

On June 12, 2006, the company entered into letter agreements with Mr. Poyner and Mr. Kremian providing for the payment of a bonus equal to 1.5 times the annual base salary of the executive in effect on the closing date of a sale transaction.

Provided that RealNetworks acquires more than 50% of the total number of company securities pursuant to the offer, the offer will constitute a sale transaction for purposes of these employment agreements.

Compensation of Directors

The following sets forth the compensation for non-employee directors of the company:

•	$80,000 annual retainer for service as chair of the audit committee, compensation committee or board nomination and corporate governance committee;

•	$15,000 for each additional committee chairmanship;

•	$65,000 annual retainer for service as a member of the audit committee, compensation committee or board nomination and corporate governance committee;

•	$10,000 for each additional committee membership;

•	$5,000 for each board meeting attended in person;

•	$1,000 for each board, compensation committee or board nomination and corporate governance committee meeting attended by conference call, up to a maximum of twelve telephonic meetings; and

•	$1,000 for each audit committee meeting attended by conference call.

In addition to the cash compensation discussed above and assuming that the company has sufficient shares available for issuance, each non-employee director who serves as the chair of the audit committee, compensation committee or board nomination and corporate governance committee shall receive an option to purchase 30,000 company shares upon the date of commencement of service in such position. In addition, each such director shall be entitled to receive an additional option to purchase 12,000 company shares at the company’s annual meeting of shareholders, provided that the holder of such option continues to serve as a committee chair. Non-executive directors that do not chair a committee receive initial grants of 20,000 options and annual grants of 8,000 options. Each of these grants shall vest in full on the date that is two years following the date of grant provided that the holder of such option continues to serve in the applicable position. Two of the company’s non-executive directors declined the receipt of any such options.

Options held by the company’s directors currently outstanding are set forth below:

Director Options

		Number of	Exercise
Name	Grant Date	Shares	Price (KRW)

Sang Jun Park	December 21, 2004	150,000	4,500
Sang Jun Park	February 15, 2005	50,000	6,159
Lori Holland	June 28, 2005	30,000	8,560
Lori Holland	July 3, 2006	12,000	10,185
Tom Wheeler	October 5, 2005	32,000	12,000
Tom Wheeler	March 30, 2006	20,000	13,894
Tom Wheeler	July 3, 2006	10,000	10,185
Chip Austin	July 3, 2006	25,000	10,185
Antti Kokkinen	July 3, 2006	25,000	10,185
Andy Kaplan	July 3, 2006	20,000	10,185
Philip Chong-Sang Ahn	July 3, 2006	20,000	10,185

Notwithstanding the foregoing, in the event of a change in control transaction, as previously approved by the board and subject to approval by the company’s shareholders on overall amounts payable to officers and directors not to exceed KRW seven billion which will be sought at a shareholder’s meeting, the non-executive directors shall be entitled to receive payment of full-year estimated compensation and, in consideration for the cancellation of their option agreements, an amount in cash equal to 100% of the number of unexercised options as of the closing date of the offer multiplied by the difference between the per share acquisition price and the exercise price of such options in the cases of Ms. Holland, Mr. Wheeler, Mr. Austin and Mr. Kokkinen, and 50% of the unvested options as of the date of the closing of the offer multiplied by the difference between the per share acquisition price and the exercise price of such unvested options in the case of Mr. Kaplan and Mr. Ahn.

Offer Letters with RealNetworks

Mr. Sang Jun Park, Chief Executive Officer and Representative Director of the company, and Mr. Hoseok Kim, Chief Financial Officer of the company, have signed offer letters with RealNetworks providing for continued employment with the company after the closing of the offer. Each offer letter provides for the preservation of certain rights under former employment agreements entered into between each party and the company. Pursuant to the terms of each offer letter, Mr. Park will be eligible to earn a total annual compensation, as an independent contractor and consultant to the company, equivalent to U.S. $380,000, and Mr. Kim will be eligible to earn a total annual compensation equivalent to approximately U.S. $227,500. Mr. Kim’s offer letter further provides that Mr. Kim will receive a grant of stock options, effective upon the closing of the offer, for the purchase of shares of RealNetworks’ common stock, with an exercise price equal to the fair market value of RealNetworks’ common stock on the date of the grant in accordance with RealNetworks’ incentive compensation program. The options will begin vesting on the first date of Mr. Kim’s employment following the closing of the offer. The terms of each offer letter have been approved by RealNetworks’ compensation committee.

Material Proceedings

None.

Item 4.	The Solicitation or Recommendation.

Recommendation of the Board

The board, at a meeting duly called, by unanimous vote of all directors present at the meeting:

•	determined that the combination agreement and the transactions contemplated thereby, including the offer, are advisable, fair to and in the best interests of the company and its shareholders;

•	approved the combination agreement and the transactions contemplated thereby (including the tender agreements); and

•	recommended that the company’s shareholders tender their company securities.

A letter to shareholders communicating the board’s recommendation is filed herewith as Exhibit (a)(8) and is incorporated herein by reference.

Background and Reasons for the Board’s Recommendation

Background

WiderThan completed an initial public offering, which we refer to as the IPO, of its company ADSs on December 8, 2005. Both before and after its IPO, the board has regularly reviewed the company’s long-term strategies and objectives. In connection with these reviews, the company has from time to time considered various strategic alternatives to pursuing the company’s business plans as an independent entity, including acquisitions, joint ventures and distribution arrangements, and business combinations.

In early 2006, based on expressions of interest received from third parties on an unsolicited basis, the board began to evaluate in a more focused manner the attractiveness of potential strategic transactions as a means of enhancing shareholder value given the belief that the wireless carrier services industry would experience significant consolidation and the perceived risks and costs associated with continued operation as a stand alone entity with securities publicly traded in the U.S.

As a consequence, in March 2006 the board established a mergers and acquisitions committee, which we refer to as the M&A committee, composed of Messrs. Wheeler, as Chairman, Austin and Kokkinen to evaluate the potential for a strategic transaction involving the company.

In late March 2006, the M&A committee contacted Jefferies Broadview, a division of Jefferies & Company, Inc., for assistance in responding to unsolicited inquiries regarding a potential strategic transaction and assessing the overall level of strategic interest in the company.

During the first three weeks of April 2006, Jefferies Broadview approached thirteen telecommunications software and service providers and media companies to determine their degree of interest regarding a potential strategic transaction with the company. Ten of these companies expressed informal interest, and another of the companies submitted a written expression of interest to the company.

On April 26, 2006, Jefferies Broadview presented the results of its initial inquiries at the company’s board meeting. The board evaluated the advantages and disadvantages of a potential strategic transaction, and concluded that Jefferies Broadview should be authorized to proceed with a two-phase approach. In the first phase, interested parties would be invited to participate in a limited initial round of due diligence, including a presentation by management, and would then be requested to make a written, non-binding acquisition proposal. The second phase would be to permit interested parties that had submitted acquisition proposals deemed appropriate by the board access to a data room and further diligence materials, and to request such interested parties to provide comments on a form of acquisition agreement to be provided by the company and submit a formal proposal regarding a strategic transaction.

On April 28, 2006, the M&A committee approved the formal engagement of Jefferies Broadview as the company’s financial advisor to assist with the process, and the company entered into an engagement letter with Jefferies Broadview on May 4, 2006. Jefferies Broadview subsequently contacted an additional six parties in the wireless communication and media sectors, and during the last two weeks of May 2006, the company’s senior management and representatives of Jefferies Broadview met or had telephone conference calls with representatives of seven parties that expressed interest, including a meeting and telephone conference with representatives of RealNetworks on May 23, 2006 in New York City.

On May 15, 2006, RealNetworks executed a confidentiality agreement and, subsequently, received a letter from Jefferies Broadview describing the process for a potential transaction, as well as a proposed timetable and preliminary due diligence materials.

On May 29, 2006, Jefferies Broadview briefed the board regarding the status of discussions up to that time.

On June 2, 2006, the company received initial written indications of interest from two parties, including one from RealNetworks at a proposed price of $16.00 per share.

On June 6, 2006, representatives of RealNetworks discussed RealNetworks’ indications of interest with Jefferies Broadview in anticipation of a meeting of the company’s board to assess the outstanding indications of interest to acquire the company.

On June 8, 2006, the board authorized continuation of the second phase of the evaluation process with a goal of eliciting definitive expressions of value from the two parties that submitted an initial written indication of interest.

On June 13, 2006, Jefferies Broadview sent a letter to RealNetworks inviting RealNetworks to Korea to continue due diligence and meet additional members of the company’s management.

During the week of June 19, 2006, the two parties were provided access to physical and virtual data rooms, and each held due diligence sessions with the company’s management team in Korea and representatives of Jefferies Broadview. Each party also met with the company’s chairman of the board, Mr. Jin Woo So, who is also a senior vice president of SK Telecom Co., Ltd., and representatives of Jefferies Broadview.

Over the following two weeks, each of the two parties and their respective tax, financial and legal advisors continued due diligence and met with the company’s management. On Monday, June 26, 2006, Jefferies Broadview distributed to each party a proposed form of combination agreement and requested submission of a formal proposal by July 3, 2006.

On July 5, 2006, the other potential party informed WiderThan that, despite strong strategic interest, it was withdrawing from the process. On July 6, 2006, RealNetworks advised WiderThan that it required additional time to prepare its proposal.

On July 10, 2006, RealNetworks submitted to Jefferies Broadview a letter stating its intention to deliver to the company a revised proposal after its regularly scheduled board meeting on July 14, 2006 and attaching a memorandum describing some preliminary comments to the combination agreement. Thereafter, the board received an update from Jefferies Broadview regarding the process, and determined to permit RealNetworks to continue its due diligence evaluation in anticipation of submission of an acquisition of interest.

On July 17, 2006, WiderThan received an expression of interest from RealNetworks regarding a potential acquisition of the company at $16.00 per share in cash, subject to completion of confirmatory due diligence, the consent of SK Telecom with respect to extending its relationship with the company, voting agreements and satisfactory integration planning.

On July 17, 2006, the board met to consider the RealNetworks proposal. The board authorized Jefferies Broadview and WilmerHale, the company’s legal advisors, to continue discussions, but to seek clarity from RealNetworks regarding certain of the matters raised in its letter, and to receive comments from RealNetworks on the terms of the form of combination agreement.

On July 19, 2006, Mr. So and Mr. Wheeler met with Rob Glaser, RealNetworks’ Chief Executive Officer, and Tracy Daw, RealNetworks’ Vice President, Corporate Development and Associate General Counsel, to discuss issues relating to the proposed transaction, including integration opportunities, and the future relationship between the company and SK Telecom and potential synergies between RealNetworks and the company. RealNetworks proposed visiting Korea during the first week in August 2006 to meet in more detail with WiderThan’s management team and with representatives of SK Telecom.

On July 25, 2006, Anti Kokkinen, one of the company’s directors and a member of the company’s M&A committee, participated in a telephone call with representatives of RealNetworks to discuss potential synergies between RealNetworks and the company, the price proposed in the expression of interest and the transaction structure.

On July 28, 2006, the board met and approved proceeding with further discussions with RealNetworks. In the course of the meeting, Rob Glaser and other members of RealNetworks’ management presented their rationale for a proposed transaction by video conference. The board authorized a grant of exclusivity in negotiations to RealNetworks until August 14, 2006, with two one-week extensions, as long as the parties were negotiating in good faith, to allow for further meetings in Korea with the company’s management and SK Telecom. On the same day, RealNetworks’ legal advisors, Wilson Sonsini Goodrich & Rosati, delivered preliminary comments regarding the combination agreement to WilmerHale.

During the week of July 31, 2006, senior RealNetworks management, including Rob Glaser, held follow-up due diligence meetings with the company’s management in Korea. In addition, senior RealNetworks management, including Mr. Glaser, Mr. So, and senior SK Telecom executives met to discuss SK Telecom’s relationship with the company and RealNetworks after completion of a transaction.

On August 8 and 9, 2006, representatives of RealNetworks management and the company’s management met in Reston, Virginia to conduct due diligence on WiderThan’s U.S. operations.

On August 13, 2006, representatives of RealNetworks and its legal counsel discussed by telephone the status of the proposed transaction with representatives of the company and its legal counsel.

On August 14, 2006, Mr. Glaser and representatives of RealNetworks addressed the company’s M&A committee by telephone conference call and reaffirmed RealNetworks’ continuing commitment to a proposed transaction, providing an update regarding ongoing work by RealNetworks on the form of combination agreement and the discussions between RealNetworks and SK Telecom.

In the last two weeks of August 2006, WilmerHale and Wilson Sonsini held initial conference calls regarding the form of combination agreement, including the structure that the transaction might take. Thereafter, until the execution of the combination agreement, the company, RealNetworks and their respective legal counsel held extensive negotiations relating to the terms and conditions of the combination agreement.

On August 22, 2006, Mr. Wheeler, representing the M&A committee, met with John Giamatteo, RealNetworks’ Executive Vice President, Technology Products and Services and International Operations, to review the status of the proposed transaction. On the same day, RealNetworks executives again met with Mr. So to discuss RealNetworks’ interest in acquiring the company and the ongoing relationship between the company and SK Telecom.

On August 24, 2006, Mr. Glaser and representatives of RealNetworks again addressed the M&A committee by telephone conference call regarding the status of ongoing due diligence, discussions relating to the combination agreement and discussions with SK Telecom. Mr. Glaser stated RealNetworks’ commitment to attempt to execute definitive documentation by September 11, 2006, and that RealNetworks would not, in the intervening periods, seek a continuation of exclusivity. Mr. Glaser indicated the desire of RealNetworks to further discuss RealNetworks’ relationship with SK Telecom, to finalize employment retention arrangements for certain senior employees in connection with the execution of the combination agreement, as well as the commitment of RealNetworks to promptly negotiate definitive terms of the combination agreement.

Between August 26 and August 28, 2006, representatives of WilmerHale and Wilson Sonsini met at Wilson Sonsini’s offices in Seattle, Washington to negotiate terms of the combination agreement including provisions relating to representations and warranties, covenants, conditions, transaction termination arrangements and transaction structure. During the week of August 28, 2006, RealNetworks also initiated discussions with certain key employees regarding employment related matters. Thereafter, such employees executed employment offer letters, which provided for the terms of their employment with the company following the offer.

On August 28, 2006, RealNetworks sent to the company a letter reaffirming its non-binding proposal to acquire the company for $16.00 per share, indicating the open issues and presenting a transaction timeline. On the same day, the company distributed to RealNetworks a form of stockholder tender and voting agreement. Between August 29, 2006 and the execution of the stockholder tender and voting agreements, WilmerHale and Wilson Sonsini negotiated the terms of the stockholder tender and voting agreement.

On September 6, 2006, a representative of RealNetworks met with Mr. So to continue discussions regarding maintaining an affiliation with the company. At the conclusion of the discussions, RealNetworks advised the M&A committee that it intended to pursue a memorandum of understanding with SK Telecom on a future relationship between SK Telecom and the company, but would not condition a transaction on having done so.

On September 8, 2006, Mr. Glaser and Mr. Wheeler held telephone discussions regarding price and timing of the transaction.

On September 9, 2006, a telephone conference call was held between Mr. Glaser, Mr. Daw, Mr. Wheeler, and representatives of Jefferies Broadview, Lehman Brothers, RealNetworks’ financial advisor, and WilmerHale, on which Mr. Glaser indicated that RealNetworks would revise its offer per share to $16.75.

On September 10, 2006, the board held a meeting at which all directors attended and participated. At that meeting, Shin and Kim, the company’s Korean counsel, reviewed with the board the fiduciary duties of directors under Korean law. Jefferies Broadview reviewed the current status of price negotiations, discussed the underlying considerations relating to valuation in the transaction, and reviewed with the board in detail the analyses it would perform in connection with the delivery of any fairness opinion. WilmerHale reviewed the terms of the combination agreement and tender agreements, copies of which had previously been circulated to the board, including representations and warranties, closing conditions, covenants between signing and closing, the definition of the term “material adverse affect” under the combination agreement, and the structure of the transaction. The board was advised on the limitations under Korean law on its ability to enter into an alternative agreement for a higher price after signing, and the limitations on payment of any termination fee unless payable in connection with a transaction involving a third party. Following discussion, it was the unanimous consensus of the board that the M&A committee should be authorized to proceed with definitive price negotiations with RealNetworks. Following the board meeting, Mr. Wheeler and Mr. Glaser in a telephone conference call agreed to a proposed offer price per share of $17.05, subject to approval by the respective boards of directors.

On September 11, 2006, the board met to consider the combination agreement, the tender agreements and the proposed offer at a cash price per share of $17.05. WilmerHale provided an update regarding the combination agreement, the tender agreements, and the structure of the transaction as a tender offer, noting that all terms, except for a few issues, including the break up fee payable under certain circumstances, had been negotiated. Jefferies Broadview indicated that, if requested, it would be in a position to render an opinion on September 12, 2006 as to the fairness, from a financial point of view, of the U.S. $17.05 per company security in cash to be received by the holders of company securities. After discussion, the members of the board participating in the meeting unanimously approved the transaction, and authorized a signing committee composed of Messrs. Park, Austin and Wheeler, whom we refer to as the signing committee, to approve terms of a final combination agreement, including the amount of any applicable break-up fee, and execution and delivery of the combination agreement on behalf of WiderThan subject to receipt of a Jefferies Broadview fairness opinion.

During the morning of September 12, 2006, WilmerHale and Wilson Sonsini finalized the terms of the combination agreement and tender agreements, confirmed completion of the applicable disclosure schedules, and, in consultation with corporate management and the respective financial advisors, agreed upon a break up fee in the amount of $13,000,000.

At 2:30 p.m. on September 12, 2006, the signing committee met and unanimously approved the execution and delivery of the combination agreement as definitively negotiated, and Jefferies Broadview delivered its oral opinion to the board, subsequently confirmed in writing, to the effect that, as of September 12, 2006, based upon and subject to the assumptions, qualifications, limitations and factors described in Jefferies Broadview’s draft opinion, the

U.S. $17.05 per company security in cash to be received by the holders of company securities was fair, from a financial point of view, to the holders of company securities other than any direct or indirect subsidiary of the buyer. Later that afternoon, WiderThan and RealNetworks exchanged signature pages and issued a joint press release announcing the transaction.

Reasons for Recommendation

In evaluating the combination agreement, and the transactions contemplated thereby, including the offer, and recommending that all holders of company securities accept the offer and tender their company securities pursuant to the offer, the board consulted with the company’s senior management and legal and financial advisors in considering a number of factors, including the following:

•	The board’s assessment of the challenges facing WiderThan as a stand-alone company, including:

•	the ability to exploit new markets and customers in a highly competitive environment, together with the ability to successfully generate next generation services beyond music downloads and ringback tones;

•	the challenges and expenses associated with its status as a public company in the United States, including the costs of compliance with the Sarbanes-Oxley Act of 2002 and the related need to hire additional personnel with significant U.S. accounting experience; and

•	the ability to accelerate global expansion, customer and product diversification, while achieving cost synergies;

•	a belief that current market dynamics attach a high value to innovative wireless application service companies like WiderThan;

•	the challenges created by a rapidly consolidating service provider market with increased dependency on pricing and strategic decisions of carrier customers;

•	a belief that the offer was more favorable both to the company and to its shareholders than any alternative reasonably available, including the alternative remaining a stand-alone independent company;

•	the fact that business expansion would require supplementing the current management team with experienced global managers and managing transitions in senior management;

•	the value of consideration to be received by WiderThan shareholders pursuant to the offer, as well as the fact that shareholders will receive consideration in cash, which provides them greater certainty of value;

•	the fact that the $17.05 per company security to be paid as consideration in the offer represents a 24.9% premium over the closing price of WiderThan’s ADSs on September 11, 2006, the last trading day before the transaction was announced, and a 59.0% premium over the average closing price of WiderThan’s ADSs for the 20 trading days prior to the announcement;

•	the fact that the offer is the result of a structured process in which WiderThan contacted 19 potential bidders;

•	historical and current information regarding WiderThan’s business, financial performance and condition, operations, technology, management competitive position; and

•	the oral opinion of Jefferies Broadview, subsequently confirmed in writing, to the effect that, as of September 12, 2006, based upon and subject to the assumptions, qualifications, limitations and factors described in Jefferies Broadview’s opinion, the U.S. $17.05 per company security in cash to be received by the holders of company securities was fair, from a financial point of view, to the holders of company securities other than any direct or indirect subsidiary of the buyer, all as more fully described below under “Opinion of the Company’s Financial Advisor.”

In the course of its deliberations, the board also considered a variety of risks and other countervailing factors, including:

•	the inability of the board to furnish information to, solicit, negotiate or recommend any alternative transaction to the offer, or to terminate the combination agreement to accept any unsolicited offer;

•	the fact that under certain circumstances, a break up fee must be paid in connection with the company entering into an alternative transaction, balanced by the fact that such fee would only be paid upon the execution of an agreement, or consummation of a transaction, with a third-party acquirer;

•	the fact that WiderThan will no longer exist as an independent, publicly-traded company and its shareholders will no longer participate in any of the future earnings or growth or benefit from appreciation in value of the company;

•	the fact that the gains from an all-cash transaction will be taxable to the company’s shareholders for Korean and U.S. federal income tax purposes;

•	the restrictions on the conduct of the company’s business prior to completion of the transaction under the combination agreement requiring it to conduct its business only in the ordinary course, subject to specific limitations, which may delay or prevent the company from undertaking business opportunities that may arise pending consummation of the offer;

•	the absence of appraisal rights in connection with the offer; and

•	the interest of the company’s executive officers and directors in the offer described under “Past Contracts, Transactions, Negotiations and Agreements” in Item 3 above.

This discussion of information and factors considered by the board is not intended to be exhaustive, but it includes all of the material factors considered by the board. In view of the variety of factors considered in connection with its evaluation of the offer, the board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the board may have given different weights to different factors. In arriving at their respective recommendations, the members of the board were aware of the interests of executive officers and directors of WiderThan as described in “Past Contracts, Transactions, Negotiations and Agreements” in Item 3 above.

Intent to Tender

As described above in Item 3, the buyer and the offeror have entered into the tender agreements with certain of the company’s shareholders, pursuant to which such shareholders have agreed to accept the offer and tender all company securities held by them. The summary of the tender agreements contained in the section of the offer to purchase titled “The Tender Offer — The Transaction Documents” is incorporated herein by reference. The offer to purchase is being mailed to shareholders together with this Schedule 14D-9 and is filed herewith as Exhibit (a)(1). The summary of the tender agreements contained in the offer to purchase, which describes the material terms of such agreements, is qualified by reference to the form of tender agreement, which is filed herewith as Exhibit (e)(3) and is incorporated herein by reference.

To the company’s knowledge after reasonable inquiry, all of the company’s executive officers, directors and affiliates who hold company securities currently intend to tender all company securities held of record or beneficially owned by them pursuant to the offer. The foregoing does not include any company securities over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Opinion of the Company’s Financial Advisor

Pursuant to a letter agreement dated as of May 4, 2006, Jefferies Broadview was engaged to act as financial advisor to the board. At the meeting on September 12, 2006, Jefferies Broadview rendered its oral opinion, subsequently confirmed in writing, that, based upon and subject to the assumptions, qualifications, limitations and factors described in Jefferies Broadview’s opinion, the U.S. $17.05 per company security in cash to be received by holders of company securities under the combination agreement was fair, from a financial point of view, to holders of company securities other than any direct or indirect subsidiary of RealNetworks.

Jefferies Broadview’s opinion, which describes the assumptions made, matters considered and limitations on the review undertaken by Jefferies Broadview, is attached as Annex A to this Schedule 14D-9. WiderThan shareholders are urged to, and should, read the Jefferies Broadview opinion carefully and in its entirety. Jefferies Broadview’s opinion is directed solely to the board and addresses only the fairness of the consideration to be received, from a financial point of view, to holders of company securities other than any direct or indirect subsidiary of RealNetworks. The Jefferies Broadview opinion did not address any other aspect of the transaction and does not constitute a recommendation to any WiderThan shareholder or any other person as to how to vote or act with respect to the transaction. The summary of the Jefferies Broadview opinion set forth in this Schedule 14D-9, although materially complete, is qualified in its entirety by reference to the full text of such opinion.

In connection with rendering its opinion, Jefferies Broadview, among other things:

•	reviewed the terms of the combination agreement in the form of the September 12, 2006 draft furnished to Jefferies Broadview by WiderThan’s legal counsel on September 12, 2006, which, for the purposes of its opinion, Jefferies Broadview assumed, with permission of the board, to be identical in all material respects to the agreement executed;

•	reviewed WiderThan’s annual report on Form 20-F for the fiscal year ended December 31, 2005, including the audited financial statements contained therein and WiderThan’s quarterly report on Form 6-K for the quarter ended June 30, 2006, including the unaudited financial statements contained therein;

•	reviewed certain internal financial and operating information for WiderThan, including quarterly financial projections through fiscal year 2006, as well as annual financial projections for fiscal year 2007 through fiscal year 2010, prepared and furnished to Jefferies Broadview by WiderThan management, which we refer to as the financial projections;

•	participated in discussions with WiderThan management concerning the operations, business strategy, current financial performance and prospects for WiderThan;

•	discussed with WiderThan management its view of the strategic and financial rationale for the transaction;

•	reviewed the recent reported closing prices and trading activity for company shares;

•	compared certain aspects of WiderThan’s financial performance with those of public companies Jefferies Broadview deemed comparable;

•	analyzed available information, both public and private, concerning other transactions and acquisitions Jefferies Broadview believe to be comparable in whole or in part to the transaction;

•	assisted in negotiations and discussions related to the transaction among WiderThan, the buyer and their respective financial and legal advisors; and

•	conducted other financial studies, analyses and investigations Jefferies Broadview deemed appropriate for purposes of its opinion.

In rendering its opinion, Jefferies Broadview relied, without independent investigation or verification, on the accuracy, completeness, and fair presentation of all the financial and other information, including without limitation the representations and warranties contained in the combination agreement, that were publicly available or furnished to Jefferies Broadview by WiderThan or its advisors. Jefferies Broadview’s analyses were based, among other things, on the financial projections. With respect to the financial projections, Jefferies Broadview noted that projecting future results of any company is inherently subject to uncertainty. Jefferies Broadview expressed no opinion as to the financial projections or the assumptions on which they were based. In addition, in rendering its opinion, Jefferies Broadview assumed, with the permission of the board, that the financial projections were reasonably prepared and reflected the best currently available estimates and good faith judgments of the management of WiderThan as to the future performance of WiderThan, and that the financial projections and the assumptions derived therefrom provided a reasonable basis for its opinion.

Jefferies Broadview also assumed, with the permission of the board, that (i) in all respects material to its analysis that the representations and warranties of each party contained in the combination agreement were true and correct, that each party would perform all of the covenants and agreements required to be performed by it under the combination agreement and that all conditions to the consummation of the transaction would be satisfied without waiver thereof, (ii) in the course of obtaining the regulatory and third party approvals, consents and releases necessary for the consummation of the transaction, no modification, delay, limitation, restriction or condition would be imposed that would have a material adverse effect on the transaction and (iii) the transaction would be consummated in accordance with applicable laws and regulations and the terms of the combination agreement as set forth in the September 12, 2006 draft thereof, without waiver, amendment or modification of any material term, condition or agreement.

Jefferies Broadview was not asked to, nor did Jefferies Broadview, offer any opinion as to the material terms of the combination agreement, other than the consideration to the extent specified in Jefferies Broadview’s opinion. Jefferies Broadview’s opinion did not address the relative merits of the transaction as compared to other business strategies that might be available to WiderThan, nor did it address the underlying business decision of WiderThan to proceed with the transaction. Jefferies Broadview did not make or take into account any independent appraisal or valuation of any of WiderThan’s assets or liabilities, contingent or otherwise.

For purposes of its opinion, Jefferies Broadview assumed that WiderThan was not involved in any material transaction other than the transaction, other publicly announced transactions and those activities undertaken in the ordinary course of conducting its business. Jefferies Broadview’s opinion was necessarily based upon market, economic, financial and other conditions as they existed as of September 12, 2006 and could be evaluated as of that date. It should be understood that, although subsequent developments may have effected its opinion, Jefferies Broadview had no obligation to update, revise or reaffirm its opinion.

The following is a brief summary of the material sources of information and valuation methodologies employed by Jefferies Broadview in rendering its opinion. These analyses were presented to the board at its meeting on September 11, 2006. This summary includes the financial analyses used by Jefferies Broadview and deemed by it to be material, but does not purport to be a complete description of the analyses performed by Jefferies Broadview in arriving at its opinion. Jefferies Broadview did not explicitly assign any relative weights to the various factors and analyses considered. This summary of financial analyses includes information presented in tabular format. In order to fully understand the financial analyses used by Jefferies Broadview, the tables must be read together with the text of each corresponding summary. The tables alone do not constitute a complete description of the financial analyses performed.

WiderThan Historical Stock Price Performance Analysis

For comparative purposes, Jefferies Broadview examined the following:

1) WiderThan daily company share historical volume and trading prices from the IPO on December 9, 2005 through September 11, 2006;

2) Indexed closing price since the IPO of an index of the public companies deemed comparable to WiderThan relative to WiderThan and the NASDAQ Composite Index from December 9, 2005 through September 11, 2006; and

3) WiderThan daily company share historical share volume traded at selected price ranges since the IPO through September 11, 2006.

Public Company Comparables Analysis

Jefferies Broadview considered ratios of a company’s common stock share price (“Share Price”) and equity market capitalization (“EMC”), adjusted for cash and debt when appropriate to reflect Total Enterprise Value (“TEV”), to selected historical and projected operating metrics, to indicate the value public equity markets place on companies in a particular market segment. In order to perform this analysis, Jefferies Broadview compared financial information of WiderThan with publicly available information for those companies selected from the wireless software, content and application services industry listed below. For this analysis, as well as other analyses, Jefferies Broadview examined publicly available information.

Jefferies Broadview considered a select group of companies deemed comparable to WiderThan based on market focus and business model. Jefferies Broadview examined the broader wireless software, content and application services industry and reviewed eight representative public companies, from a financial point of view including each company’s: Trailing Twelve Month Revenue (“TTM Revenue”); Trailing Twelve Month Earnings Before Interest, Taxes, Depreciation and Amortization (“TTM EBITDA”); Trailing Twelve Month Earnings Per Share (TTM EPS”); Projected Calendar Year 2006 Revenue (“Projected CY2006 Revenue”); Projected Calendar Year 2006 EBITDA (“Projected CY2006 EBITDA”); Projected Calendar Year 2006 Earnings Per Share (“Projected CY2006 EPS”); Projected Calendar Year 2007 Revenue (“Projected CY2007 Revenue”); Projected Calendar Year 2007 EBITDA (“Projected CY2007 EBITDA”); Projected Calendar Year 2007 Earnings Per Share (“Projected CY2007 EPS”); EMC; Net Cash (“Net Cash” defined as cash minus debt); TEV (defined as EMC minus Net Cash); TEV / TTM Revenue ratio; TEV / TTM EBITDA ratio; Share Price /TTM EPS ratio; TEV / Projected CY2006 Revenue ratio; TEV / Projected CY2006 EBITDA ratio; Share Price / Projected CY2006 EPS; TEV / Projected CY2007 Revenue ratio; TEV / Projected CY2007 EBITDA ratio; and Share Price / Projected CY2007 EPS ratio.

In order of descending TEV / TTM Revenue ratios, the wireless software, content and application services industry public company comparables consisted of:

1) TOM Online, Inc.;

2) VeriSign, Inc.;

3) Comverse Technology, Inc.;

4) KongZhong Corp.;

5) Hurray! Holding Co. Ltd.;

6) Linktone Ltd.;

7) Openwave Systems, Inc.; and

8) InfoSpace, Inc.

The wireless software, content and application services industry public company comparables exhibited the following medians and ranges for the applicable multiples:

	Median
	Multiple		Range of Multiples

TEV/TTM Revenue	1.33	x	0.88x - 3.08x
TEV/TTM EBITDA	6.30	x	3.77x - 16.88x
Share Price/TTM EPS	13.06	x	8.83x - 36.39x
TEV/Projected CY2006 Revenue	1.30	x	0.82x - 3.62x
TEV/Projected CY2006 EBITDA	10.94	x	6.53x - 15.05x
Share Price/Projected CY2006 EPS	21.62	x	11.60x - 38.24x
TEV/Projected CY2007 Revenue	1.28	x	0.73x - 3.84x
TEV/Projected CY2007 EBITDA	9.14	x	6.35x - 16.90x
Share Price/Projected CY2007 EPS	24.09	x	11.43x - 43.46x

The wireless software, content and application services industry public company comparables implied the following medians and ranges for per share value of WiderThan:

	Median	Range of
	Implied Value	Implied Values

TEV/TTM Revenue	$12.09	$9.53 - $22.13
TEV/TTM EBITDA	$11.85	$8.89 - $24.21
Share Price/TTM EPS	$12.28	$8.31 - $34.22
TEV/Projected CY2006 Revenue	$12.69	$9.65 - $27.27
TEV/Projected CY2006 EBITDA	$20.39	$13.99 - $26.37
Share Price/Projected CY2006 EPS	$20.32	$10.90 - $35.94
TEV/Projected CY2007 Revenue	$14.22	$10.08 - $33.75
TEV/Projected CY2007 EBITDA	$22.15	$16.75 - $37.14
Share Price/Projected CY2007 EPS	$29.63	$14.05 - $53.46

M&A Transaction Comparables Analysis

Jefferies Broadview considered ratios of equity purchase price, adjusted for the seller’s cash and debt when appropriate, to selected historical operating metrics to indicate the value strategic and financial acquirers have been willing to pay for companies in a particular market segment. Jefferies Broadview considered a select group of companies involved in recent transactions involving companies deemed comparable to WiderThan based on market focus, business model and size. Jefferies Broadview reviewed 7 comparable merger and acquisition transactions, which we refer to as M&A transactions, from January 1, 2004 to September 11, 2006, excluding equity investments, involving sellers in the wireless software, content and application services industry, with seller TTM Revenue greater than $25 million, from a financial point of view including each transaction’s: Adjusted Price (“Adjusted Price” defined as Equity Price (defined as the per share selling price multiplied by the seller’s fully diluted shares outstanding) plus debt minus cash, where such information is known); Seller TTM Revenue; and Adjusted Price/TTM Revenue ratio. Transactions were selected from Jefferies Broadview’s proprietary database of published and confidential M&A transactions in the information technology, communications, and media industries. In order of descending Adjusted Price/TTM Revenue multiple, the transactions used were the acquisitions of:

1) Jamdat Mobile, Inc. by Electronic Arts, Inc.;

2) IntelliSync Corp. by Nokia, Inc.;

3) Musiwave SA by Openwave Systems, Inc.;

4) Mobile 365, Inc. by Sybase, Inc.;

5) Confidential by Confidential;

6) iTouch plc by For-side.com Co. Ltd.; and

7) Loudeye Corp. by Nokia, Inc.

These comparables exhibited the following median and range for the applicable multiple:

	Median
	Multiple		Range of Multiples

Adjusted Price/TTM Revenue	4.44	x	1.26x - 10.73x

These comparables implied the following median and range for WiderThan per share value:

	Median	Range of
	Implied Value	Implied Values

Adjusted Price/TTM Revenue	$29.96	$11.74 - $66.01

Transaction Premiums Paid Analysis

Jefferies Broadview considered premiums paid above the seller’s stock price to indicate the additional value, when compared to public shareholders, that strategic and financial acquirers are willing to pay in acquisitions of companies in a particular market segment. In Jefferies Broadview’s analysis, the value of consideration paid in transactions involving stock was computed using the buyer’s last reported closing price on the appropriate exchange, including NASDAQ, prior to announcement. The seller’s equity market capitalization one trading day prior to announcement was calculated using the seller’s last reported closing price on the appropriate exchange prior to announcement. The seller’s equity market capitalization for the twenty trading days prior to announcement was calculated using the seller’s closing price on the appropriate exchange on the first day of that period which: (1) consisted of twenty consecutive days during which the appropriate exchange conducted trading activity, and (2) ended on the day of the last reported closing price prior to announcement.

Jefferies Broadview reviewed 51 comparable M&A transactions, excluding equity investments and divestitures, involving publicly traded North American Software and Services Companies from January 1, 2004 to September 11, 2006 with equity consideration between $50 million and $500 million. In order of descending premium paid to seller’s equity market capitalization 20 trading days prior to the date of announcement, the transactions used were the acquisition of:

1) Palmsource, Inc. by ACCESS Co. Ltd.;

2) Loudeye Corp. by Nokia, Inc.;

3) Nuance Communications, Inc. by ScanSoft, Inc.;

4) Netegrity, Inc. by Computer Associates International, Inc.;

5) Digital Impact, Inc. by Acxiom Corp.;

6) Concord Communications, Inc. by Computer Associates International, Inc.;

7) Niku Corp. by Computer Associates International, Inc.;

8) FreeMarkets, Inc. by Ariba, Inc.;

9) Sanchez Computer Associates, Inc. by Fidelity National Financial, Inc.;

10) MDSI Mobile Data Solutions, Inc. by Vista Equity Partners;

11) Group 1 Software, Inc. by Pitney Bowes, Inc.;

12) Novadigm, Inc. by Hewlett-Packard Company;

13) Pinnacle Systems, Inc. by Avid Technology, Inc.;

14) Plumtree Software, Inc. by BEA Systems, Inc.;

15) Blue Martini Software, Inc. by Multi-Channel Holdings, Inc.;

16) AD OPT Technologies, Inc. by Kronos, Inc.;

17) Corio, Inc. by IBM Corp.;

18) NEON Systems, Inc. by Progress Software Corp.;

19) Verisity, Ltd., by Cadence Design Systems, Inc.;

20) Financial Models Company, Inc., by SS&C Technologies, Inc.;

21) SeeBeyond Technology Corp. by Sun Microsystems, Inc.;

22) Portal Software, Inc. by Oracle Corp.;

23) Marimba, Inc. by BMC Software, Inc.;

24) Extended Systems, Inc. by Sybase, Inc.;

25) Visual Networks, Inc. by Fluke Electronics Corp. (Danaher Corp.);

26) Inet Techologies, Inc. by Tektronix, Inc.;

27) Raindance Communications, Inc. by West Corp.;

28) Embarcadero Technologies, Inc. by EMB Holding Corp. (Thoma Cressey Equity Partners);

29) Peregrine Systems, Inc. by Hewlett-Packard Company;

30) Speedware Corp. by Activant Solutions, Inc.;

31) Datastream Systems, Inc. by Infor Global Solutions AG;

32) MatrixOne, Inc. by Dassault Systemes SA;

33) IMPAC Medical Systems, Inc. by Elekta AB;

34) MAPICS, Inc. by Infor International Ltd.;

35) Segue Software, Inc. by Borland Software Corp.;

36) Vastera, Inc. by JPMorgan Chase & Company;

37) E.piphany, Inc. by SSA Global Technologies, Inc.;

38) QRS Corp. by Inovis International, Inc.;

39) Captiva Software Corp. by EMC Corp.;

40) IntelliSync Corp. by Nokia, Inc.;

41) Cedara Software Corp. by Merge Technologies, Inc.;

42) Manugisitics Group, Inc. by JDA Software Group, Inc.;

43) Bindview Development Corp. by Symantec Corp.;

44) Hummingbird Ltd. by Open Text Corp.;

45) NetIQ Corp. by AttachemateWRQ (Golden Gate Capital and Francisco Partners);

46) Apropos Technology, Inc. by Enghouse Systems Ltd. (Syntellect, Inc.);

47) Centra Software, Inc. by Saba Software, Inc.;

48) Onyx Software Corp. by M2M Holdings, Inc. (Battery Ventures and Thoma Cressey Equity Partners);

49) Landacorp, Inc. by SHPS Holdings, Inc.;

50) WatchGuard Technologies, Inc. by Gladiator Corp. (Francisco Partners and Vector Capital III, L.P.); and

51) Optika, Inc. by Stellent, Inc.

These comparables exhibited the following medians and ranges for the applicable premiums (discounts):

	Median
	Premium	Range of Premiums

Premium Paid to Seller’s EMC 1 Trading Day Prior to Announcement	25.3%	(5.2)% - 154.2%
Premium Paid to Seller’s EMC 20 Trading Days Prior to Announcement	38.3%	(8.6)% - 134.5%

These comparables implied the following medians and ranges for per share value:

	Median	Range of
	Implied Value	Implied Values

Premium Paid to Seller’s EMC 1 Trading Day Prior to Announcement	$17.10	$12.94 - $34.70
Premium Paid to Seller’s EMC 20 Trading Days Prior to Announcement	$14.82	$9.79 - $25.14

Discounted Cash Flow Valuation Analysis

Jefferies Broadview examined the value of WiderThan based on projected free cash flow estimates on a stand-alone basis. The free cash flow estimates were generated utilizing financial projections from January 1, 2007 through December 31, 2010, that were prepared and furnished to us by WiderThan management. A range of terminal values at December 31, 2010 was determined by ascribing terminal growth rates, which ranged from 4.0% to 6.0%, to the projected free cash flow for the twelve months ending December 31, 2010. Jefferies Broadview calculated a discount rate of 19.7% based on the Capital Asset Pricing Model (“CAPM”) using the calculated median capital structure adjusted beta for the public company comparables, adjusting for a market risk premium of 7.2% and then adding a small company premium of 4.5%.

Based on a range of terminal growth rates, Jefferies Broadview calculated values ranging from $12.13 to $19.69 per share with a median implied equity value of $15.75 per share, calculated using a discount rate of 19.7% and a terminal growth rate of 5.0%.

Present Value Of Projected Share Price Analysis Based On EPS

Jefferies Broadview calculated the present value of the projected share price of company shares on a standalone basis using utilizing financial projections that were prepared and furnished to us by WiderThan management for the twelve months ending December 31, 2007. The implied share price calculated using the median TTM P/E ratio for the public company comparables, projected WiderThan EPS for the twelve months ended December 31, 2007 and discounted based on the CAPM using the median capital-structure adjusted beta for the public company comparables was $12.52.

The analysis implied the following medians and ranges for per share value:

	Implied	Range of
	Median Value	Implied Values

Projected CY07 EPS	$12.52	$10.04 - $16.31

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. In arriving at its opinion, Jefferies Broadview considered the results of all of its analyses as a whole and, did not attribute any particular weight to any analysis or factor considered by it. Furthermore, Jefferies Broadview believes that selecting any portion of its analysis, without considering all analyses, would create an incomplete view of the process underlying its opinion.

In performing its analyses, Jefferies Broadview made numerous assumptions with respect to industry performance and general business and economic conditions and other matters, many of which are beyond the control of WiderThan. The analyses performed by Jefferies Broadview are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. The cash consideration amount pursuant to the combination agreement and other terms of the combination agreement were determined through arm’s-length negotiations between WiderThan and RealNetworks and were approved by the board. Jefferies Broadview did not recommend any specific consideration to the board or that any specific consideration constituted the only appropriate consideration with respect to the combination agreement and the transactions contemplated thereby, including the transaction. In addition, Jefferies Broadview’s opinion and presentation to the board was one of many factors taken into consideration by the board in making its decision to approve and adopt the combination agreement and approve the transactions contemplated thereby, including the transaction. Consequently, the Jefferies Broadview analyses as described above should not be viewed as determinative of the opinion of the board with respect to the value of WiderThan or whether the board would have been willing to agree to different consideration.

In the ordinary course of their businesses, Jefferies and its affiliates may publish research reports regarding the securities of WiderThan or RealNetworks and their respective affiliates, may trade or hold such securities for their own accounts and for the accounts of their customers and, accordingly, may at any time hold long or short positions in those securities.

Item 5.  Person/Assets, Retained, Employed, Compensated or Used.

The board selected Jefferies Broadview based on Jefferies Broadview’s reputation and experience in the information technology, or IT, communications, healthcare technology and media industry in particular. Jefferies Broadview focuses on providing merger and acquisition advisory services to IT, communications, healthcare technology and media companies. In this capacity, Jefferies Broadview is continually engaged in valuing these businesses and maintains an extensive database of IT, communications, healthcare technology and media mergers and acquisitions for comparative purposes. Pursuant to an engagement agreement dated May 4, 2006, the company engaged Jefferies Broadview to act as its financial advisor in connection with a possible sale or other significant transaction or series of transactions involving the company and/or its subsidiaries. Pursuant to the terms of this engagement letter, Jefferies Broadview received an engagement fee from the company for its services in such capacity. Jefferies Broadview also received a fee from the company upon delivery of its opinion and will receive an additional customary fee upon the successful conclusion of the transaction. In addition, the company has agreed to indemnify Jefferies Broadview and its affiliates in connection with its engagement and to reimburse certain of their expenses.

Except as described above, neither the company nor any other person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to the company’s shareholders on its behalf concerning the offer.

Item 6.  Interest in Securities of the Subject Company.

No transactions in company securities have been effected during the past 60 days by the company or any subsidiary of the company or, to the knowledge of the company, by any executive officer, director or affiliate of the company.

Item 7.   Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Schedule 14D-9, the company is not undertaking or engaged in any negotiations in response to the offer that relate to:

•	a tender offer or other acquisition of the company’s securities by the company, any of its subsidiaries or any other person;

•	an extraordinary transaction, such as a merger, reorganization or liquidation, involving the company or any of its subsidiaries;

•	a purchase, sale or transfer of a material amount of assets of the company or any of its subsidiaries; or

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of the company.

Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the offer that relate to one or more of the matters described above.

Item 8.  Additional Information.

Tendering company shares or company ADSs into the offer has significant tax consequences to holders of such company securities, and such consequences differ depending upon whether a holder is tendering company shares or company ADSs. These tax consequences are described in the offer to purchase which is being delivered along with this Schedule 14D-9 in the section titled “The Tender Offer — Material Tax Consequences to Security Holders.”

Item 9.  Exhibits.

Exhibit
No.	Description

(a)(1)	Offer to Purchase dated September 29, 2006 (incorporated herein by reference to Exhibit (a)(1)(i) to Offeror’s Tender Offer Statement on Schedule TO, filed by Buyer and Offeror with respect to the Company on September 29, 2006 (the “Schedule TO”)).
(a)(2)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(ii) to the Schedule TO).
(a)(3)	Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(iii) to the Schedule TO).
(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(iv) to the Schedule TO).
(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(v) to the Schedule TO).
(a)(6)	Summary Advertisement as published on September 29, 2006 in The Wall Street Journal (incorporated herein by reference to Exhibit (a)(1)(viii) to the Schedule TO).
(a)(7)	Joint Press Release, dated September 12, 2006, regarding the proposed transaction between the Company, Offeror and Buyer (incorporated herein by reference to the Joint Press Release filed under the cover of Schedule 14D-9 by the Company on September 13, 2006).
(a)(8)	Letter to Shareholders of the Company dated September 29, 2006.*
(e)(1)	Combination Agreement dated as of September 12, 2006 by and among the Company, Offeror and Buyer (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Buyer with the SEC on September 14, 2006.)
(e)(2)	Confidentiality Agreement dated as of May 15, 2006, as amended, by and between Buyer and the Company.**
(e)(3)	Form of Stockholder Tender and Voting Agreement dated as of September 12, 2006 by and among Buyer, Offeror and each of Excelsior VI-A C.V., Excelsior VI-B C.V., Excelsior VI, L.P., GAP Coinvestment Partners II, L.P., General Atlantic Partners 64, L.P., i-Hatch Advisors, L.P., i-Hatch Ventures, L.P., i-Hatch WTC Holdings, LLC, Nokia Venture Partners II, L.P., NVP II Affiliates Fund, L.P., Patricof Private Investment Club III, L.P., SAIF Capital Limited and SK Telecom Co., Ltd. (incorporated by reference to Exhibit (d)(2) to the Schedule TO).
(e)(4)	Form of Indemnification Agreement with the directors of the Company.**
(e)(5)	Form of Indemnification Agreement with the directors of WiderThan Americas, Inc.**
(e)(6)	Opinion of Jefferies Broadview to the Board of Directors of the Company, dated September 12, 2006 (included as Annex A hereto).*
(g)	None.

*	Filed herewith and included in the copy of the Schedule 14D-9 mailed to the Company’s shareholders.

**	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ DAN NEMO
Name: Dan Nemo
Title:   Senior Vice President and General Counsel

Dated: September 29, 2006

ANNEX A

Opinion of Jefferies Broadview

September 12, 2006

CONFIDENTIAL

Board of Directors
WiderThan Co., Ltd.
17F, Kl REIT Building, 463
Chungjeong-ro 3-ga
Seodaemun-gu, Seoul. 120-709 Korea

Dear Members of the Board:

We understand that WiderThan Co., Ltd. (“WiderThan” or the “Company”) proposes to enter into a Combination Agreement (the “Agreement”) with RealNetworks, Inc. (“Buyer”), and RN International Holdings B.V., a wholly-owned subsidiary of Buyer (“Offering Subsidiary”), pursuant to which the Offering Subsidiary will make a cash tender offer (the “Offer”) to purchase all of the issued and outstanding shares of capital stock of the Company (the “Company Shares”) and all of the issued and outstanding Company ADSs (together with the Company Shares, the “Company Securities”) in each case (and without duplication) for Company Shares underlying any Company ADSs at a price of U.S. $17.05 per Company Security (the “Per Share Cash Consideration”). For purposes of this opinion, “Company Stockholders” mean the holders of Company Securities, other than any direct or indirect subsidiary of Buyer. The terms and conditions of the Offer are more fully detailed in the Agreement. Capitalized terms used without definition have the meanings given in the Agreement.

You have requested our opinion as to whether, as of the date hereof, the Per Share Cash Consideration is fair from a financial point of view to the Company Stockholders.

Jefferies Broadview, a division of Jefferies & Company, Inc. (“Jefferies Broadview”), provides investment banking services, including merger and acquisition advisory services, to information technology (“IT”), communications, healthcare technology, and media companies. In this capacity, we are continually engaged in valuing such businesses, and we maintain an extensive database of IT, communications, healthcare technology, and media mergers and acquisitions for comparative purposes. We are currently acting as financial advisor to WiderThan’s Board of Directors, have received an engagement fee from WiderThan for our services in such capacity, and will receive fees from WiderThan upon delivery of this opinion and upon the closing of the Offer. In addition, the Company has agreed to indemnify Jefferies Broadview and its affiliates in connection with its engagement and to reimburse certain of our expenses. In the ordinary course of their businesses, Jefferies Broadview and its affiliates may publish research reports regarding the securities of the Company or Buyer or their respective affiliates, may trade or hold such securities for their own accounts and for the accounts of their customers and, accordingly, may at any time hold long or short positions in those securities.

In rendering our opinion, we have, among other things:

1) reviewed the terms of the Agreement in the form of the September 12, 2006 draft furnished to us by the Company’s legal counsel on September 12, 2006, which, for the purposes of this opinion, we have assumed, with your permission, to be identical in all material respects to the agreement to be executed;

2) reviewed WiderThan’s annual report on Form 20-F for the fiscal year ended December 31, 2005, including the audited financial statements contained therein and WiderThan’s quarterly report on Form 6-K for the quarter ended June 30, 2006, including the unaudited financial statements contained therein;

3) reviewed certain internal financial and operating information for WiderThan, including quarterly financial projections through fiscal year 2006, as well as annual financial projections for fiscal year 2007

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through fiscal year 2010, prepared and furnished to us by WiderThan management (collectively, the “Financial Projections”);

4) participated in discussions with WiderThan management concerning the operations, business strategy, current financial performance and prospects for the Company;

5) discussed with WiderThan management its view of the strategic and financial rationale for the Offer;

6) reviewed the recent reported closing prices and trading activity for WiderThan common stock;

7) compared certain aspects of WiderThan’s financial performance with those of public companies we deemed comparable;

8) analyzed available information, both public and private, concerning other transactions and acquisitions we believe to be comparable in whole or in part to the Offer;

9) assisted in negotiations and discussions related to the Offer among WiderThan, Buyer and their respective financial and legal advisors; and

10) conducted other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

In rendering our opinion, we have relied, without independent investigation or verification, on the accuracy, completeness, and fair presentation of all the financial and other information (including without limitation the representations and warranties contained in the Agreement) that was publicly available or furnished to us by WiderThan or its advisors. This opinion is expressly conditioned upon such information (whether written or oral) being accurate, complete and fair in all respects. We have further relied upon the assurance of the management of WiderThan that they are unaware of any facts that would make the information provided to us incomplete or misleading in any respect.

Our analyses were based, among other things, on the Financial Projections. With respect to the Financial Projections, we note that projecting future results of any company is inherently subject to uncertainty. We express no opinion as to the Financial Projections or the assumptions on which they are based. In addition, in rendering this opinion, we have assumed, with your permission, that the Financial Projections were reasonably prepared and reflect the best currently available estimates and good faith judgments of the management of WiderThan as to the future performance of WiderThan, and that the Financial Projections and the assumptions derived therefrom provide a reasonable basis for our opinion.

We have also assumed, with your permission, that (i) in all respects material to our analysis that the representations and warranties of each party contained in the Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Agreement and that all conditions to the consummation of the Offer will be satisfied without waiver thereof, (ii) in the course of obtaining the regulatory and third party approvals, consents and releases necessary for the consummation of the Offer, no modification, delay, limitation, restriction or condition will be imposed that will have a material adverse effect on the Offer and (iii) the Offer will be consummated in accordance with applicable laws and regulations and the terms of the Agreement as set forth in the September 12, 2006 draft thereof, without waiver, amendment or modification of any material term, condition or agreement. We have not been asked to, nor do we, offer any opinion as to the material terms of the Agreement (other than the Per Share Cash Consideration to the extent specified herein). Our opinion does not address the relative merits of the Offer as compared to other business strategies that might be available to the Company, nor does it address the underlying business decision of the Company to proceed with the Offer. We have not made or taken into account any independent appraisal or valuation of any of WiderThan’s assets or liabilities, contingent or otherwise. We have made no independent investigation of any legal or accounting matters affecting the Offer, the Company or the Company Stockholders, and we have assumed the correctness of all legal and accounting advice given to the Company, its Board of Directors or the Company Stockholders, including, without limitation, advice as to the legal, accounting and tax consequences of the Offer. We express no view as to any tax consequences of the Offer.

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For purposes of this opinion, we have assumed that WiderThan is not currently involved in any material transaction other than the Offer, other publicly announced transactions and those activities undertaken in the ordinary course of conducting its business. Our opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date of this opinion. It should be understood that, although subsequent developments may affect this opinion, we have no obligation to update, revise or reaffirm the opinion.

Based upon and subject to the foregoing qualifications and limitations and those set forth below, we are of the opinion that, as of the date hereof, the Per Share Cash Consideration is fair, from a financial point of view, to the Company Stockholders.

This opinion speaks only as of the date hereof. It is understood that this opinion is for the information of the Board of Directors of WiderThan in connection with its consideration of the Offer and does not constitute a recommendation to any Stockholder, or any other person, as to how such person should vote on or act with respect to the Offer or any matter related thereto. This opinion may not be used for any other purpose whatsoever or disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval; except that this opinion may be included in its entirety, if required, in the Company’s proxy statement, or if required by law, a similar disclosure document with respect to the Offer, provided that this opinion is reproduced in such filing in full and any description of or reference to us or summary of this opinion and the related analysis in such filing is in a form acceptable to us and our counsel in our sole discretion.

Sincerely,

/s/  Jefferies Broadview
a division of Jefferies & Company, Inc.

Jefferies Broadview
a division of Jefferies & Company, Inc.

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